

Mail Stop 3561

October 28, 2015

Via E-mail
Ronald Thiessen
President and Chief Executive Officer
Northern Dynasty Minerals Ltd.
15th Floor, 1040 West Georgia Street
Vancouver, British Columbia
Canada V6E 4HI

Re: **Northern Dynasty Minerals Ltd.**
Registration Statement on Form F-3
Filed October 16, 2015
File No. 333-207440

Dear Mr. Thiessen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selling Security Holders, page 17

1.   With respect to the shares to be offered for resale by each selling securityholder that is a legal entity, please disclose the natural person or persons who exercise the sole or shared voting and/or investment control with respect to the shares to be offered by that shareholder. For guidance, see Interpretive Response 140.02 in the Compliance and Disclosure Interpretations relating to Regulation S-K, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

2.   We note the disclosure that Russell Trust Company holds shares on behalf of its client. In the same regard as the above comment, please disclose the identity of Russell Trust Company's client. For guidance, see Interpretive Response 240.04 in the Compliance

and Disclosure Interpretations relating to Regulation S-K, available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

3.   Please disclose whether any of the selling securityholders are affiliates of a broker-dealer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Michael Killoy at (202) 551-7576 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages Apparel
and Mining

cc: Michael H. Taylor, Esq.